Exhibit 99.1

Draganfly Officially Launches its New Manufacturing and Production Facility in Saskatoon

The Saskatoon facility will enhance manufacturing, assembly, R&D, and integration processes to improve efficiency and innovation while meeting the increasing demand for Draganfly’s UAV systems and components.

Saskatoon, SK., September 27, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), award-winning, industry-leading drone solutions, and systems developer, is pleased to announce its new manufacturing and production facility in Saskatoon has officially opened and extend our gratitude to all our distinguished guests who celebrated this milestone with us.

The Company is deeply honored that guests, including industry leaders, local officials, and valued partners, joined the ribbon-cutting ceremony to mark the official launch of this state-of-the-art manufacturing and production facility.

The Saskatoon facility promises to enhance manufacturing capabilities, streamline assembly processes, support R&D capabilities, and optimize integration procedures to establish a fresh approach to efficiency and innovation. This facility will focus on meeting the rising demand for Draganfly’s UAV systems and components, such as the Heavy Lift, Commander 3 XL, Commander XL Hybrid, and its new Precision Delivery System.

“We are proud that Draganfly’s world-leading drone solutions are being built in Saskatoon,” Minister of Trade and Export Development Jeremy Harrison said. “This state-of-the-art technology shows what’s possible when you have innovative, forward-thinking ideas, and a competitive business environment that helps you achieve them. This investment will further build and protect this province’s economic future.”

“Inaugurating the Saskatoon facility marks a pivotal moment for Draganfly as we embark on a journey of elevated manufacturing standards. This facility is not just a promise but a testament to our unwavering commitment to meet the demand for our UAV systems and components,” said Cameron Chell, Draganfly CEO.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company’s new manufacturing and production facility in Saskatoon. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.